November 20, 2018

United States Securities and Exchange Commission
Division of Corporate Finance

REF:      Response Letter to SEC comment letter Dated October 25, 2018
American Resources Corporation
Amendment No. 3 to Registration Statement on Form S-1
Filed October 16, 2018
File No. 333-226042

Dear Sir or Madam,

With respect to the above-referenced comment letter, please see our responses below, in-line with each of your comments and/or questions.

Form S-1/A filed October 25, 2018

Plan of Distribution, page 41

1.
We note your response to comment 10.  As you have not engaged an underwriter and do not have definitive plans or agreements to do so at this time, please remove all references to underwriters and this offering being an underwritten offering.

Response: Since October 13, 2018, we have come to terms to engage an underwriter for the offering contemplated under this prospectus. As a result, we have revised the language in the amended S1. We have left the underwriter’s name out of the S1 for the time being while they complete their due diligence, after which the name of the underwriter will be included.

Information with Respect to the Registrant, page 46

2.
We note your September 10, 2018 press release located on your company website that references the Jeffrey mine.  Please revise to include mineral property disclosure with respect to the Jeffrey mine.

Response: The Jeffrey Mine is located within the Razorblade Surface mine at Deane Mining LLC and is simply an additional style of coal mining within the Razorblade Surface. It is not a separately-identified permitted mine at Deane Mining. The Shareholder Letter dated July 26, 2018 that was released as a Form 8K on the same date identifies the Jeffrey Mine as within the Razorblade Surface mine.

3.
We note that you have not established proven or probable mineral reserves for any of your properties.  Mining companies operating without a mineral reserve incur additional risks as compared to operating companies that have established proven or probable mineral reserves through the completion of a feasibility study.  Please revise your disclosure to include a risk factor that addresses the additional risks associated with operating a mine without establishing a proven or probable mineral reserve.  These risks may include, but are not limited to, the inherent risk to commence production without a feasibility study that establishes the economic recovery of any coal mineralization, and, possible volatility in earnings due to your inability to record certain investments as assets in your financial statements, such as new mine construction and development costs.

American Resources Corporation ● www.AmericanResourcesCorp.com
P.O. Box 606 ● Fishers, IN ● 46038

Response: We have updated our risk factors to include this additional risk, appearing on page 31.

Note 1- Summary of Significant Accounting Policies, page F-15

4.
Please revise your disclosures regarding VIEs on page F-15 and Coal Property and Equipment on page F-18 to conform them to their corresponding disclosures in the financial statements in your Form 10-K/A filed October 22, 2018.

Response: We have amended the language in the Form S-1 to conform to the disclosures.

Furthermore, in addition to the above responses to the SEC’s questions, we updated the enclosed S-1/A (amendment 3) to reflect other updates, such as the filing of the third quarter 2018 10Q, an updated capitalization structure, the addition of three new board members, the engagement of an underwriter, as well as updates to subsequent events.

After review of the responses and the amended S-1, please let us know if you have additional questions or comments

/s/ Thomas Sauve
Thomas Sauve
President

American Resources Corporation ● www.AmericanResourcesCorp.com
P.O. Box 606 ● Fishers, IN ● 46038